U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

AnPac Bio-Medical Science Co., Ltd. (the “Company”) has been notified by the Nasdaq Hearings Panel of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) that the Company’s request for continued listing on The Capital Market has been granted subject to the following:

On or before November 23, 2022, the Company shall demonstrate compliance with Listing Rule 5550(a)(2), the $1 Bid Price Rule. In order to fully comply with the terms of this exception, the Company must be able to demonstrate compliance with all requirements for continued listing on The Nasdaq Stock Market. In the event the Company is unable to do so, its securities may be delisted from The Nasdaq Stock Market.

The decision was made by the Nasdaq Hearings Panel following a hearing held on October 20, 2022 during which the Company presented its plan (including share reverse split) to regain compliance with $1 Bid Rule. In the meantime, the Company will continue to be listed and its shares will continue to be traded on Nasdaq, pending a final written decision by the Nasdaq Hearings Panel after November 23, 2022.

On September 16, 2022, the Company filed a request for a hearing before the NASDAQ Hearings Panel to present its financial data including Shareholders’ Equity and plan with the applicable listing requirements. This request was due to a Staff determination letter (the “Letter”) on September 9, 2022 from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Capital Market due to the Company’s failure to regain compliance with the $1 per share bid price requirement of Listed Securities required for continued listing as set forth in Listing Rule 5450(a)(1) (the “$1 Bid Rule”), following the 180 calendar day compliance period set forth in Listing Rule 5810(c)(3)(A) (the “Compliance Period”). On September 16, 2022, Company received a letter from Nasdaq granting the appeal and scheduling the Nasdaq Hearings Panel for October 20, 2022.

On September 9, 2022, the Company received a Staff determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Capital Market due to its failure to regain compliance with the $1 Bid Rule within the 180 calendar day Compliance Period. Earlier, on March 8, 2022, Nasdaq staff notified the Company that the bid price of its listed security had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result, did not comply with the $1 Bid Rule. In accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until September 5, 2022, to regain compliance with the $1 Bid Rule. Since then, the Company had not regained compliance with the $1 Bid Rule, and Nasdaq staff believed that the Company was not eligible for a second 180 day Compliance Period because Nasdaq staff believed that the Company had not demonstrated compliance with the minimum $5,000,000 Shareholders’ Equity initial listing requirement for The Nasdaq Capital Market. Nasdaq had written to the Company earlier that if Company had a Shareholders’ Equity above $5,000,000, it might obtain another 180 day period.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 4, 2022

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.

By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Co-Chief Executive Officer

Dated: November 4, 2022